Raymond James Financial, Inc.

(a Florida corporation)

August 13, 2009

$300,000,000

8.60% SENIOR NOTES DUE 2019

FINAL TERMS AND CONDITIONS

Issuer:	Raymond James Financial, Inc.

Expected Issue Ratings:	Moody’s Investors Service: Baa2 / Standard & Poor’s: BBB

Type of Security:	Senior Notes

Aggregate Principal Amount:	$300,000,000

Trade Date:	August 13, 2009

Settlement Date:	August 20, 2009 (T+5)

Final Maturity:	August 15, 2019

Benchmark Treasury:	3.125% due May 15, 2019

Treasury Yield:	3.603%

Spread to Benchmark:	T + 500 bps

Re-offer Yield:	8.603%

Coupon:	8.600%

Issue Price to Investors:	99.983%

Interest Payment Dates:	Semi-annually on August 15 and February 15, commencing on February 15, 2010

Day Count Convention:	30/360

Make-Whole Call Payment:	UST + 50 basis points

Denominations:	$2,000 denominations and integral multiples of $1,000

Use of Proceeds:	The Issuer expects to use the net proceeds from the sale of the senior notes for capital contribution(s) to Raymond James Bank, FSB, to fund growth of its domestic broker-dealer subsidiaries and for working capital. The balance of the proceeds will be used for general corporate purposes.

CUSIP/ISIN:	754730AB5 / US754730AB55

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Citigroup Global Markets Inc.

Co-Managers:	Keefe, Bruyette & Woods, Inc. Raymond James & Associates, Inc.

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling J.P. Morgan Securities Inc. collect at 212-834-4533 or Citigroup Global Markets Inc. toll-free in the United States at 1-877-858-5407.